UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
Publicly-Held Company with Authorized Capital
CNPJ/MF: 90.400.888/0001-42
NIRE: 35.300.332.067

NOTICE TO THE MARKET

Banco Santander (Brasil) S.A. (“Santander Brasil”), in compliance with the provisions of Instruction No. 358/02 of the Brazilian Securities and Exchange Commission, as amended, hereby informs its shareholders and the market in general that it has executed, on this date, with the shareholders of Gira - Gestão Integrada de Agronegócio S.A. (“Gira”), a share purchase and sale agreement and other covenants, whereby, once the transaction is implemented, it will hold 80% of Gira's share capital (“Transaction”).

Gira is a technology company that operates in the management of agribusiness receivables and has a strong technological platform, capable of adding greater security to agricultural credit operations. This is possible by means of the use of applications, such as geolocation of productive areas, capture and analysis of agronomic data and permanent monitoring of the production performance of the sites involved in credit operations. Gira's solutions also include the review and digital registration of collateral provided under commercial contracts and continuous monitoring of crop development as a way of monitoring risks.

The conclusion of the Transaction will be subject to the signing of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals. The provisions of art. 256 of Law 6,404, of December 15, 1976 are not applicable to the Transaction.

Santander Brasil will keep its shareholders and the market informed about the development of the Transaction.

São Paulo, August 11th, 2020.

Angel Santodomingo Martell

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 11, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer